Xerium Technologies, Inc. 14101 Capital Boulevard Youngsville, NC 27596 Tel: 919-526-1400 Fax: 919-526-1430

October 2, 2017

VIA EDGAR SUBMISSION AND EMAIL

Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Xerium Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 1, 2017 File No. 001-32498
Dear Mr. Babula:
As discussed, I am counsel for Xerium Technologies, Inc. (the “Company”). Thank you for granting the Company an extension to file its response to the comment letter of September 28, 2017 from Ms. Jennifer Thompson of the Division of Corporation Finance regarding the above-referenced filing made by the Company with the Securities and Exchange Commission (the “Commission”). This letter confirms that the Company intends to respond in writing to each of the comments contained in the Commission’s letter on or before the October 27, 2017 extension date.
Please feel free to contact me directly at 919.526.1414 if I may be of further assistance.

Sincerely,

/s/ Phillip B. Kennedy

Phillip B. Kennedy
Vice President, Secretary and General Counsel

cc:	Mark Staton
Clifford E. Pietrafitta